CERTIFICATE OF INCORPORATION OF
SHERPA AIRCRAFT GROUP INC.

The undersigned incorporator, in order to form a corporation under the General Corporation Law of the State of Delaware (the "**DGCL**"), certifies as follows:

1.   The name of the corporation is Sherpa Aircraft Group Inc. (the "**Corporation**").

2.   The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 201, Middletown, New Castle County, DE 19709. The name of the registered agent of the Corporation at such address is Legalinc Corporate Services Inc.

3.   The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4.   The total number of shares of stock which the Corporation is authorized to issue is 10,000,000. All shares shall be Common Stock $0.00001 and are to be of one class.

5.   The name and mailing address of the incorporator(s) of the Corporation are:

Name	**Mailing Address**
Kevin Vela	5307 E Mockingbird Ln, Suite 800 Dallas, TX 75206

6.   Unless and except to the extent that the bylaws of the Corporation (the "**Bylaws**") shall so require, the election of directors of the Corporation need not be by written ballot.

7.   To the fullest extent permitted under the DGCL, as amended from time to time, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Any amendment or repeal of this Section shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment or repeal.

8.   The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification

(following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation (the "**Board**"). Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9.   In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend, or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provi ded that any bylaw adopted or amended by the Board, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

10.   The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") or the Bylaws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

11.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, the federal district court for the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee, or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

[SIGNATURE PAGE FOLLOWS]

WITNESS the signature of this Certificate of Incorporation this February 22, 2023.

INCORPORATOR:

By: _____

Name: Kevin Vela

Service Request# **20230638400**



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8018932
VELA WOOD P.C.
5307 E. MOCKINGBIRD LANE
SUITE 802
DALLAS, TX 75206

02-23-2023

DESCRIPTION	AMOUNT
7312703 - SHERPA AIRCRAFT GROUP INC.	
0102S Stock Corporation	
Incorporation Fee	$15.00
Receiving/Indexing	$25.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$36.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$20.00
Expedite Fee, 24 Hour	$50.00
TOTAL CHARGES	$157.00
TOTAL PAYMENTS	$157.00
BALANCE	$0.00

SHERPA AIRCRAFT GROUP INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Sherpa Aircraft Group Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), hereby certifies as follows.

1.   The name of this corporation is Sherpa Aircraft Group Inc. This corporation was originally incorporated pursuant to the General Corporation Law on February 22, 2023 under the name Sherpa Aircraft Group Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this August 30, 2024.

By: _____
        Wesley Gordon
        Wesley Gordon, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:49 PM 08/30/2024
FILED 02:49 PM 08/30/2024
SR 20243568144 - File Number 7312703

Exhibit A

SHERPA AIRCRAFT GROUP INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Sherpa Aircraft Group Inc. (the *"Corporation"*).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 201, Middletown, New Castle County, DE 19709. The name of the registered agent of the Corporation at such address is Legalinc Corporate Services Inc.

ARTICLE III: DEFINITIONS.

As used in this Amended and Restated Certificate (the "**Restated Certificate**"), the following terms have the meanings set forth below:

"*Board*" means the Board of Directors of the Corporation.

"*Board Composition*" means the holders of record of the shares of Common Stock, exclusively and as a separate class, will be entitled to elect two (2) directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"*Capitalization Change*" means any stock splits, stock dividends, combinations, recapitalizations or the like with respect to capital stock.

"*Original Issue Price*" means $9.50 per share for the Class A Preferred Stock.

Any references in this Restated Certificate to any number will be deemed to be appropriately adjusted for any Capitalization Changes.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 11,052,630, consisting of (a) 10,526,315 shares of Common Stock, $0.00001 par value per share, and (b) 526,315 shares of Preferred Stock, $0.00001 par value per share. Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the

qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of Preferred Stock are hereby designated "*Class A Preferred Stock*".

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

        1.   **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of Preferred Stock set forth in this Restated Certificate.

        2.   **Voting.** The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings). Unless required by law, there will be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

        The following rights, powers privileges, restrictions, qualifications and limitations, apply to Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

        1.   **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

        1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by

them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

        1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

        1.3   Deemed Liquidation Events.

        1.3.1   Definition. Each of the following events is a *"Deemed Liquidation Event"* unless the Proxy Holder (as defined below) elects otherwise by written notice received by the Corporation not less than five (5) days before the effective date of any such event:

        (a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately before such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately before such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately before such merger or consolidation are deemed to be outstanding immediately before such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

        (b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets or intellectual property of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

        1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the

cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities will be determined in good faith by the Board.

2.   Voting.

2.1   General.   On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall appoint the Chief Executive Officer of the Company (the **"CEO"**), initially Scot Warren, or his or her successor, as the Preferred Stock holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Preferred Stock holder, (i) vote all securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing (the **"Proxy Holder"**). The proxy and power granted by the Preferred Stock holder pursuant to this Section 2.1 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Preferred Stock holder is an individual, will survive the death, incompetency and disability of the Preferred Stock holder and, so long as the Preferred Stock holder is an entity, will survive the merger or reorganization of the Preferred Stock holder or any other entity holding the securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class A Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class A Stock.

2.2   Election of Directors.   The holders of record of the Corporations capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed with or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

3.   Conversion.   The holders of Preferred Stock have conversion rights as follows (the **"*Conversion Rights*"**):

3.1   Right to Convert.

3.1.1   Conversion Ratio.   Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The **"*Conversion Price*"** for each series of Preferred Stock means the Original Issue Price of such

series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation will pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock will surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate will be deemed to be outstanding of record as of such time. The Corporation will, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of Preferred Stock, the Corporation will at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not sufficient to effect the conversion of all then-outstanding shares of Preferred Stock, the Corporation will use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that will have been surrendered for conversion as provided in this Restated Certificate will no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders such shares to receive shares of Common Stock in exchange for such shares, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid on such shares. Any shares of Preferred Stock so converted will be retired and cancelled by the Corporation and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effects a subdivision of the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before such subdivision will be proportionately decreased so that the number of shares of Common Stock issuable upon conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before such combination will be proportionately increased so that the number of shares of Common Stock issuable upon conversion of each share of such series will be decreased in proportion to the decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, if a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price will be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price will be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment will be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation will make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock, Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other

change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately before such recapitalization, reclassification or change.

3.8 <u>Adjustment for Merger or Consolidation.</u> Subject to the provisions of <u>Section 1.3,</u> if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by <u>Sections 3.5, 3.6</u> or <u>3.7),</u> then, following any such consolidation or merger, the Corporation will provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of Common Stock into which it was convertible before the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock issuable upon conversion of one share of such series of Preferred Stock immediately before the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation will make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this <u>Section 3</u> with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) will thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 <u>Adjustments for Diluting Issues.</u>

3.9.1 <u>Special Definitions.</u> For purposes of this <u>Section 3.9,</u> the following definitions will apply:

(a) "Option" means rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "Convertible Securities" mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "Additional Shares of Common Stock" mean all shares of Common Stock issued (or, pursuant to <u>Section 3.9.3,</u> deemed to be issued) by the Corporation after the Original Issue Date for a series of Preferred Stock, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by <u>Section 3.4, Section 3.5, Section 3.6, Section 3.7</u> or <u>Section 3.8;</u>

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

3.9.2 <u>No Adjustment of Conversion Price.</u> No adjustment in the Conversion Price of a series of Preferred Stock will be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Proxy Holder agreeing that no such adjustment will be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.9.3 <u>Deemed Issue of Additional Shares of Common Stock.</u>

(a) If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock will issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities) or will fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, will be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date will have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of <u>Section 3.9.4,</u> are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock e computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) will have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately before the original

adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price of such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4 (either because the consideration per share (determined pursuant to Section 3.9.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date for such series of Preferred Stock), are revised after the Original Issue Date for such series of Preferred Stock as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.9.3(a) will be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, the Conversion Price of such series of Preferred Stock will be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.9.3 will be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments will be treated as provided in clauses (b) and (c) of this Section 3.9.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 3.9.3 at the time of such issuance or amendment will instead be effected at

the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price of such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

        3.9.4 <u>Adjustment of Conversion Price upon Issuance of Additional Shares of Common Stock</u>. In the event the Corporation will at any time after the Original Issue Date for a series of Preferred Stock issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to <u>Section 3.9.3),</u> without consideration or for a consideration per share less than the Conversion Price of such series of Preferred Stock in effect immediately before such issue, then the Conversion Price of such series of Preferred Stock will be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 \backslash * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions will apply:

        (a)   "CP2" means the Conversion Price of such series of Preferred Stock in effect immediately after such issue of Additional Shares of Common Stock;

        (b)   "CP1" means the Conversion Price of such series of Preferred Stock in effect immediately before such issue of Additional Shares of Common Stock;

        (c)   "A" means the number of shares of Common Stock outstanding immediately before such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately before such issue or upon conversion or exchange of Convertible Securities (including Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately before such issue);

        (d)   "B" means the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

        (e)   "C" means the number of such Additional Shares of Common Stock issued in such transaction.

        3.9.6 <u>Determination of Consideration.</u>

        (a)   Cash and Property: Such consideration will:

        (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.9.3, relating to Options and Convertible Securities, will be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.9.6   Multiple Closing Dates. In the event the Corporation will issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.9.4, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock will be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.10   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense will, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The

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Corporation will, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Proxy Holder at the time of such vote or consent (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the *"Mandatory Conversion Time"*), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. The Corporation will notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock will surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and will thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion will be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or before such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation will issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock will be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to

reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation will declare all dividends pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and will not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Proxy Holder.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to Preferred Stock and the Common Stock. The Corporation will send the notice no less than 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock.

ARTICLE VIII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the Corporation (the "**Bylaws**").

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation will not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director with respect to any acts or omissions of such director occurring before, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An *"Excluded Opportunity"* means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a *"Covered Person"*), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *   *   *



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8018932   *09-03-2024*
VELA WOOD P.C.
5307 E. MOCKINGBIRD LANE
SUITE 802
DALLAS, TX 75206

DESCRIPTION	AMOUNT
7312703 - SHERPA AIRCRAFT GROUP INC.	
0245E Restated Stock	
Amendment Fee	$30.00
Receiving/Indexing	$115.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$162.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$40.00
Expedite Fee, Same Day	$200.00
TOTAL CHARGES	$558.00
TOTAL PAYMENTS	$558.00
BALANCE	$0.00